

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 8, 2007

Mr. James McKeever
Chief Financial Officer
United Energy Corp.
600 Meadowlands Parkway, #20
Secaucus, New Jersey 07094

   Re: **United Energy Corp.**
       Form 10-KSB for Fiscal Year Ended March 31, 2006
       Filed June 29, 2006
       Forms 10-QSB for Fiscal Quarters Ended June 30, 2006, September
       30, 2006 and December 31, 2007
       Filed August 14, 2006, November 13, 2006 and February 14, 2007
       Response Letter Dated March 1, 2007
       File No. 0-30841

Dear Mr. McKeever:

   We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended March 31, 2006

Supplemental response dated March 1, 2007

1.   As previously requested in our letter dated February 8, 2007, please resubmit your
        original response which provides, in writing, a statement from the company
        acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

Consolidated Statements of Operations, page F-5

2.   We have considered your response to our prior comment number two in our letter
        of February 8, 2007. We do not agree with your conclusions. Staff Accounting
        Bulletin Topic 5.A, Expenses of an Offering, which you cite, relates to
        incremental expenses. We note that the March 24, 2006 amendment to the
        securities purchase agreement, which resulted in the issuance of warrants, did not
        appear to involve expense as contemplated by SAB Topic 5.A but rather the
        modification of an agreement to raise capital. Share-based transactions are
        generally excluded from the determination of net income as provided by
        Accounting Principles Board Opinion 9, paragraph 13, except when goods or
        services are acquired in exchange for the shares issued. Refer to SFAS 123(R).
        As such, it appears to us that you should revise your financial statements to
        eliminate this expense and modify your footnote disclosures and Management
        Discussion and Analysis of Financial Condition and Results of Operations as
        appropriate.

Form 10-QSB for the Fiscal Quarters Ended June 30, 2006, September 30, 2006 and
December 31, 2006

3.   Revise these financial statements and related disclosures consistent with the
        revisions made in response to comment two above, and as agreed to in your
        response to prior comment six in our letter of February 8, 2007.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Stephen J. Czarnik, Esq.